                                              FILED PURSUANT TO RULE 424(B)(5)
                                                         FILE NUMBER 333-39275
PROSPECTUS SUPPLEMENT
(To Prospectus Dated November 12, 1997)



                                   166,765 Shares

                                    CYGNUS, INC.

                                    Common Stock

                                   ______________


       Cygnus, Inc. is selling 166,765 shares. The shares are being sold by Cygnus to Cripple Creek Securities, LLC in accordance with a Structured Equity Line Flexible Financing-SM-Agreement, as amended.

       The shares are being sold at an average price of $15.74 per share. The total proceeds to Cygnus will be approximately $2,500,000.

       INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-8.

       Cripple Creek has advised Cygnus that it anticipates that the shares will be sold from time to time primarily in transactions (which may include block transactions) on the Nasdaq National Market at the market price prevailing at the time of sale. Sales may also be made in negotiated transactions with institutional investors or otherwise.

       Cripple Creek is an "underwriter" as defined in the Securities Act of 1933 in connection with the sale of the shares. Any broker-dealers or agents that participate with Cripple Creek in selling the shares may be deemed to be "underwriters." Any commission received by such broker-dealers or agents and any profit on resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

       The common stock is listed on the Nasdaq National Market under the symbol "CYGN." On December 13, 1999, the last reported sale price of the common stock on the Nasdaq National Market was $19.1875 per share.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       The date of this Prospectus Supplement is December 14, 1999.

                                 TABLE OF CONTENTS

                               PROSPECTUS SUPPLEMENT


                                                                                 PAGE
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS. . . . . . . . . . . . . . . . S-1
IMPORTANT INFORMATION INCORPORATED BY REFERENCE. . . . . . . . . . . . . . . . . S-1
OUR COMPANY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . S-2
RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . S-8
USE OF PROCEEDS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . S-13
EQUITY LINE. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . S-14
PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . S-15
LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . S-16


                                     PROSPECTUS


Available Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .2

Incorporation of Certain Documents by Reference. . . . . . . . . . . . . . . . . .3

The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .4

Recent Developments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .4

Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .5

Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .5

Ratio of Earnings to Fixed Charges . . . . . . . . . . . . . . . . . . . . . . . .5

Description of Capital Stock . . . . . . . . . . . . . . . . . . . . . . . . . . .5

Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .25

Legal Opinions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .26

Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .26


                 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

       Some of the statements under "Our Company" and "Risk Factors" and elsewhere in this prospectus supplement and prospectus, including in the documents incorporated by reference, are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions and other statements contained in this prospectus supplement and prospectus, including in the documents incorporated by reference, that are not statements of historical fact. You can identify these statements by words such as "may," "will," "should," "estimates," "predicts" "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends" and similar expressions. We cannot guarantee future results, levels of activity, performance or achievements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a discrepancy include those discussed in "Risk Factors" and elsewhere in this prospectus supplement and prospectus, including in the documents incorporated by reference. You should rely only on the information contained in this prospectus supplement and prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus supplement and prospectus. This prospectus supplement and prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement and prospectus is current only as of its date, regardless of the time of its delivery or any sale of these securities.

                  IMPORTANT INFORMATION INCORPORATED BY REFERENCE

       THE SECURITIES AND EXCHANGE COMMISSION ALLOWS CYGNUS TO "INCORPORATE BY REFERENCE" THE INFORMATION CYGNUS FILES WITH THEM, WHICH MEANS THAT IT CAN DISCLOSE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT CYGNUS TO YOU THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS BY REFERRING YOU TO THOSE DOCUMENTS.

       The information incorporated by reference is considered to be part of this document. Information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any filing we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus supplement:

1. Annual Report on Form 10-K of Cygnus for the fiscal year ended December 31, 1998;

2. Quarterly Reports on Form 10-Q filed by Cygnus for the fiscal quarters ended March 31, 1999 (Amendment No. 2), June 30, 1999 and September 30, 1999;

3.     Current Reports on Form 8-K dated February 5, 1999, June 7, 1999,
       July 2, 1999, July 20, 1999, July 28, 1999, October 7, 1999, November 4,
       1999, November 22, 1999 and December 13, 1999.

4. The description of common stock contained in Cygnus' registration statement on Form 8-A.

       YOU MAY REQUEST A COPY OF THESE FILINGS, AT NO COST, BY WRITING OR TELEPHONING US AT THE FOLLOWING ADDRESS:

       CYGNUS, INC.
       400 PENOBSCOT DRIVE
       REDWOOD CITY, CALIFORNIA 94063

       ATTENTION:  SECRETARY

       TELEPHONE REQUESTS MAY BE DIRECTED TO:  (650) 369-4300

                                    OUR COMPANY

       We are engaged in the development and manufacture of diagnostic and drug delivery systems, utilizing proprietary technologies to satisfy unmet medical needs cost effectively. Our current efforts are primarily focused on two core areas: a frequent, automatic and non-invasive glucose monitoring device (the GlucoWatch-Registered Trademark- monitor) and drug delivery systems. In December 1999, we announced an agreement to sell most of the assets comprising our drug delivery systems business.

       Cygnus was incorporated in California in 1985 and was merged into a Delaware corporation in September 1995. Our principal executive offices are located at 400 Penobscot Drive, Redwood City, California 94063, and our telephone number at that address is (650) 369-4300.

       THE GLUCOWATCH-Registered Trademark- SYSTEM.

       Our GlucoWatch-Registered Trademark- monitor represents a potential advance in diabetes care technology as compared to the currently prevailing "finger stick" blood monitoring method. The GlucoWatch-Registered Trademark-monitor is designed to measure glucose frequently, automatically and non-invasively through the ease and convenience of a device worn like a wristwatch. Worldwide sales of blood glucose self-monitoring products were approximately $2.5 billion in 1997 (Boston Biomedical Consultants, Inc.). It is estimated that more than 40 million people in North America, Europe, Japan and Korea have diabetes. In the United States alone, more than ten million people have been diagnosed, with another five million believed to have the condition. The number of people with diabetes is expected to continue to grow with the aging of the population, while the number of diagnosed cases is also expected to increase with changes in diagnostic standards and new diagnostic technologies.

       Clinical studies sponsored by the National Institutes of Health indicate that better management of glucose levels through more frequent testing would enable people with diabetes to reduce or significantly delay many serious diabetes-related health complications. However, largely due to the pain of repetitive finger sticking and the associated disruption of daily life, we believe most people with diabetes currently test their glucose levels less than half as often as recommended. As a result of the drawbacks of the finger stick method, we believe that there is a significant unmet demand for an automatic and continuous glucose-monitoring device.

       To address this unmet demand, we are developing the GlucoWatch-Registered Trademark- monitor, which is expected to reduce or eliminate significant drawbacks of the finger stick testing technique. The device, which is worn like a wristwatch, is designed to automatically and non-invasively extract and measure glucose levels through intact skin up to three times per hour. The extracted glucose is collected in a consumable component called the AutoSensor, which is attached to the back of the device and replaced approximately every twelve hours. The GlucoWatch-Registered Trademark- monitor potentially offers a combination of features, such as:

       -      an electronic memory to store and display glucose levels;

       -      the ability to download stored information to personal computers

       -      to analyze glucose data and trends;

       -      alerts indicating hypo- and hyperglycemic conditions; and

       -      event markers which record factors that affect glucose levels.

       The GlucoWatch-Registered Trademark- monitor can be worn during the day and night. We believe the GlucoWatch-Registered Trademark- monitor will provide the frequent testing and trend analysis of glucose levels necessary to enable people with diabetes to better manage their condition. We believe this unique combination of features will result in better control of glucose levels, improved quality of life and more cost-effective healthcare.

       In developing the GlucoWatch-Registered Trademark- monitor, Cygnus has sought to design a device that would offer the above features and be safe and effective for home use by patients with diabetes. In December 1998, we completed extensive development clinical studies using a version of the GlucoWatch-Registered Trademark- monitor designed for commercial sale. These studies were conducted by independent clinical investigators across the U.S. on people with diabetes. The results of these studies demonstrated that the GlucoWatch-Registered Trademark- monitor is able to measure glucose levels with accuracy and precision. The results of the most controlled testing portion of the development clinical studies exceeded Cygnus' internal performance accuracy target values. The protocols for the development clinical studies were designed to be the same as the protocols used in our registration clinical studies.

       On January 25, 1999 the Company submitted the first module of the Pre-Market Approval Application ("PMA") to the FDA. This submission included a variety of information, including manufacturing documentation. We submitted the second module of the PMA in June 1999, which included analysis of a series of clinical studies totaling more than 600 people that were completed in December 1998, as well as at least two additional studies. The FDA notified Cygnus that the PMA for the GlucoWatch-Registered Trademark- monitor has been deemed suitable for filing.

       On December 6, 1999 the FDA's Clinical Chemistry and Toxicology Devices Panel of the Medical Devices Advisory Committee met and unanimously recommended the

GlucoWatch-Registered Trademark- monitor for approval for sale in the United States with three conditions. The first is an education program, about which we have already been in discussions with the FDA. In order to satisfy the second condition, the labeling will be revised in accordance with recommendations to be given to the FDA by the Committee. Third, the Committee suggested post-market study of detection of hypoglycemia and
hyperglycemia.   We plan to work with the FDA regarding the satisfaction of these conditions.

       Although we believe the clinical results to date are encouraging, no assurance can be given that data generated in the clinical studies to date or the recommendation of the Committee will provide a sufficient basis for the approval of the GlucoWatch-Registered Trademark- monitor by the FDA.

       In 1996, we entered into collaboration agreements with Becton Dickinson & Company and Yamanouchi Pharmaceutical Co., Ltd. for the commercialization of the GlucoWatch-Registered Trademark- monitor. Under the Yamanouchi agreement, Cygnus granted Yamanouchi the marketing and distribution rights of the GlucoWatch-Registered Trademark- monitor in Japan and Korea. Cygnus is eligible to receive up-front and milestone payments prior to commercialization and to receive a percentage of the product's future commercial success. Under the Becton Dickinson agreement, we granted Becton Dickinson exclusive worldwide marketing and distribution rights, with the exception of Japan and Korea. On March 31, 1998, we announced the termination of our agreement with Becton Dickinson. Consequently, we will not receive any future milestone payments under the Becton Dickinson agreement and will not be obligated to share future revenue, if any, associated with commercialization of the GlucoWatch-Registered Trademark- monitor in the Becton Dickinson territories. We are currently in discussions with a short list of companies to establish an alliance for the commercialization of the GlucoWatch-Registered Trademark- monitor to provide for distribution, sales, marketing, and customer service support in North America and Europe. There can be no assurance that we will be able to enter into new collaborative arrangements.

       In 1998, Cygnus entered into long term agreements with E.I. du Pont de Nemours & Company ("DuPont") for the development and supply of thick film materials for Cygnus' GlucoWatch-Registered Trademark- monitor. A key component of the GlucoWatch-Registered Trademark- monitor is the sensor, which we developed with DuPont's materials. The agreements call for continued cooperation for future sensor technology developments and continued supply of materials.

       In September 1999, Cygnus was awarded a Phase I Small Business Innovative Research Grant for "High Performance Biosensor Electrode Materials" from the National Institute of Diabetes and Digestive and Kidney Diseases division of the NIH. We plan to use funding to investigate advancements in biosensor materials used for glucose detection and measurement, potentially to include in future versions of the GlucoWatch-Registered Trademark- monitor.

       OUR DRUG DELIVERY SYSTEMS

       Drug delivery systems provide for the controlled release of drugs directly into the bloodstream through intact skin or mucosa. Our transdermal drug delivery products are thin multilayer systems, in the form of small adhesive patches. Transdermal delivery can provide a number of advantages over conventional methods of drug administration, including enhanced efficacy, increased safety, greater convenience and improved patient compliance. By delivering a steady flow of drugs into the bloodstream over an extended period of time, such systems can avoid the "peak and valley" effect of traditional oral or injectable therapy and can enable more controlled, effective treatment. By avoiding first pass metabolism through the gastrointestinal tract and the liver, the therapeutically equivalent dosage for the transdermal delivery of certain compounds can be significantly less than the corresponding oral dosage.

       Our drug delivery business is focused on contraception, hormone replacement therapy and smoking cessation. We have received FDA approval for three products, one of which is currently marketed, the Nicotrol-Registered Trademark- (Pharmacia AB, Stockholm, Sweden) nicotine patch, and one of which, the FemPatch-Registered Trademark- (Warner-Lambert Co., Morris Plains,
NJ) system, an estrogen replacement patch, is no longer being marketed. The third product, a seven-day hormone replacement patch, was cleared for marketing by the FDA in September 1999. The Company has strategic collaborations for its transdermal products with Ortho-McNeil Pharmaceutical, Inc. ("Ortho"), a Johnson & Johnson company (contraception), and Pharmacia & Upjohn ("Pharmacia") (smoking cessation).

       The FemPatch-Registered Trademark- (Warner-Lambert Co., Morris Plains,
NJ) system, commercially launched in 1997, is a low-dose, 7-day estrogen replacement transdermal patch for the treatment of menopausal symptoms. Sanofi S.A. ("Sanofi"), our worldwide licensee, had sublicensed U.S. marketing rights to Warner-Lambert. In November 1998, Warner-Lambert terminated its agreement with Sanofi, which also terminated the Supply Agreement between Warner-Lambert and Cygnus. Consequently, the product is no longer being marketed.

       In July 1998, we were notified by AHP, the licensee for two of our transdermal hormone replacement products, that AHP wanted to discuss the status of its agreements with Cygnus and that it intended to exercise its right under the agreements to seek a sublicensee for the products. AHP and Cygnus negotiated an amendment to the agreements in November 1998 that provided Cygnus immediate ownership of the regulatory filing packages for the two products and the right to co-promote the two products as well. The amendment also provided that if AHP was unable to sign an agreement with a sublicensee or opted not to reacquire its rights within six months, the rights to the two products would revert to Cygnus; however, AHP would still be obligated to continue development activities for the two products for an additional six months. In June 1999, AHP notified us that a sublicense agreement was not signed and that AHP would not be exercising its option to reacquire rights, but that they would support development activities until mid-November 1999. Effective as of November 17, 1999, AHP is no longer a partner with respect to these two products.

       RECENT DEVELOPMENTS

       On November 18, 1999, we announced the signing of a binding agreement to sell most of the assets of our drug delivery business to Ortho-McNeil Pharmaceutical, Inc, a Johnson & Johnson company ("Ortho-McNeil"). Ortho-McNeil will pay up to $75 million in cash, contingent on the achievement of certain milestones. Under terms of the agreement, Cygnus will receive $20 million in cash at closing. The remaining contingent payments relate to the achievement of certain technical, regulatory and commercialization milestones for the contraceptive patch Cygnus is developing with the R.W. Johnson Pharmaceutical Research Institute, a Johnson & Johnson company.

       The assets of the drug delivery business that we agreed to sell to Ortho-McNeil do not include those relating to a nicotine patch under development and one other early stage project. Cygnus products that are being acquired include the FemPatch-Registered Trademark- system, the Nicotrol-Registered Trademark-system, the 7-day estrogen patch, an estrogen/progestin combination product, and the contraceptive patch. The proposed sale is subject to a number of customary conditions, including satisfaction of the waiting period requirments under the Hart-Scott-Rodino Act.

       On December 2, 1999, we received a CE Certificate for the
GlucoWatch-Registered Trademark- monitor, indicating that the product has met the essential requirements and other criteria of the European Community Directive 93/42/ECC, Annex V, Section 3.2. The CE Certificate is required for selling products in the European Community.

       On December 6, 1999 the FDA's Clinical Chemistry and Toxicology Devices Panel of the Medical Devices Advisory Committee met and unanimously recommended the GlucoWatch-Registered Trademark- monitor for approval for sale in the United States with three conditions. Please see "The
Glucowatch-Registered Trademark-System" above.

       OUR PORTFOLIO OF PRODUCTS

       The data in the following table summarize our current product portfolio, the potential indications, development status and licensees of marketing and distribution rights. The data in the table are qualified by reference to the more detailed descriptions set forth in our Annual Report on Form 10-K for the year ended December 31, 1998. Development of the various products listed is being funded by the designated licensee or distributor, Cygnus, or both. Cygnus has additional products in early development, which are not listed below, and is conducting a number of new product feasibility studies.

                               OUR PRODUCT PORTFOLIO

                    PRODUCT                            INDICATIONS               STATUS (1)                     STRATEGIC PARTNER

 DIAGNOSTIC SYSTEMS:

 FREQUENT, AUTOMATIC
 GLUCOSE MONITORING:

 GlucoWatch-Registered Trademark- Monitor       Diabetes                  Filed with FDA                   Cygnus; Yamanouchi

 DRUG DELIVERY SYSTEMS(2):

 SMOKING CESSATION:
        Nicotrol-Registered Trademark- Patch    Smoking cessation         Commercialized in North          Pharmacia & Upjohn, Inc.;
                                                                          America and certain              Johnson & Johnson(3)
                                                                          European countries(2)
        Nicotine Patch                          Smoking cessation         Pre-clinical                     Undisclosed

 HORMONE REPLACEMENT:

 Low-Dose Estrogen                              Menopausal symptoms       No longer marketed
 7-Day: Fempatch-Registered Trademark- System

 Estrogen 7-Day                                 Menopausal symptoms       Approved by FDA and European
                                                                          Dossier underreview(2)

 Estrogen/Progestin:                            Menopausal symptoms       Phase 3 clinicals(2)
 Combination 3.5-Day

 CONTRACEPTION:

 Combination 7-Day                              Contraception             Phase 3 clinicals(2)             Johnson & Johnson(4)
 Estrogen/Progestin:

 OTHER PRODUCTS:

 Clonazepam                                     Anti-epileptic            Grant expired as of 9/29/99(5)

 Mucosal Disk                                   Breath freshening         Marketing Authorization          Undisclosed
                                                                          Filed(2)

 Mucosal Disk                                   Sore Throat               Marketing Authorization          Undisclosed
                                                                          Filed(2)


       (1) Cygnus' drug delivery products are generally developed in the following stages: development, prototype, pre-clinical studies in preparation to file an Investigational New Drug Application ("IND"), clinical trials, and regulatory submission.
       (2) Cygnus has entered an agreement to sell this product and most of the other products in its drug delivery systems business to Ortho-McNeil Pharmaceutical, Inc, a Johnson & Johnson company. Please see "Our Drug Delivery Systems" above.
       (3) Pharmacia has worldwide rights and has sublicensed rights in North America to Johnson & Johnson.
       (4) Cygnus' agreement with Johnson & Johnson grants Johnson & Johnson exclusive rights to the estrogen/progestin combination 7-day contraception product.
       (5) Product funding, through an NIH grant, expired on September 29, 1999.

                                    RISK FACTORS


       IN DETERMINING WHETHER TO INVEST IN THE COMMON STOCK, YOU SHOULD CAREFULLY CONSIDER THE INFORMATION BELOW IN ADDITION TO ALL OTHER INFORMATION PROVIDED TO YOU IN THIS MEMORANDUM.

       WE HAVE INCURRED SUBSTANTIAL LOSSES AND ANTICIPATE CONTINUING LOSSES.

       We have a limited operating history to evaluate our prospects. You should consider our prospects in light of the substantial risks, expenses and difficulties encountered by companies entering into the medical device and drug delivery industry. We reported a net loss of $4.1 million for the quarter ended September 30, 1999 and have experienced annual operating losses since our inception. We expect to continue to incur operating losses at least until we have significant sales, if we ever do, of the GlucoWatch-Registered Trademark-monitor. We cannot assure you that we will generate significant revenues or achieve profitability. We have, and expect to continue to have, fluctuations in quarterly results based on varying contract revenues and expenses associated with our contracts and collaborative projects. Some of these fluctuations could be significant. To date, we have generated limited revenues from product sales. We do not have significant experience in manufacturing, marketing or selling our products. Our future development efforts may not result in commercially viable products. We may fail in our efforts to introduce our products or to obtain required regulatory clearances. Our products may never gain market acceptance, and we may never generate revenues or achieve profitability. Our revenues to date have been derived primarily from:

       - product development and licensing fees related to our products under development, and

       - manufacturing and royalty revenues from the Nicotrol-Registered Trademark- (Pharmacia AB, Stockholm, Sweden) nicotine patch and the FemPatch-Registered Trademark- system.

       In the future, we will no longer receive manufacturing revenue from the Nicotrol-Registered Trademark- patch or the FemPatch-Registered Trademark-system. If the sale of our drug delivery business is consummated, we will no longer receive royalty payments for the Nicotrol-Registered Trademark- patch. If we obtain regulatory approvals, we expect that a substantial portion of our future revenues will be derived from sales of the GlucoWatch-Registered Trademark- monitor and other products currently under development.

       WE MAY NEED ADDITIONAL FINANCING AND IT MAY NOT BE AVAILABLE.

       In order to continue to develop our products, we will require substantial resources to conduct research and conduct preclinical development and clinical trials necessary to bring our products to market and to establish production and marketing capabilities. We may seek additional funding through public or private financings, including debt or equity financings. We may also seek other arrangements, including collaborative arrangements.

       Any additional equity financings may dilute the holdings of current stockholders. Debt financing, if available, may restrict our ability to issue dividends and take other actions. We may not be able to obtain adequate funds when we need them from financial markets or arrangements with corporate partners or other sources. Even if funds are available, they may not be on acceptable terms. If we cannot obtain sufficient additional funds, we may have to delay, scale back or eliminate some or all of our research and product development programs or license or sell products or technologies that we would otherwise seek to develop ourselves.

       We believe that our existing cash, cash equivalents and investments, plus cash from revenues, other fundings such as potential product funding collaborations or financings, and earnings from investments, will suffice to meet our operating expenses, debt servicing and repayments and capital expenditure requirements at least through the next 12 months. The amounts and timing of future expenditures will depend on:

       -      progress of ongoing research and development;

       -      results of preclinical testing and clinical trials;

       -      rates at which operating losses are incurred;

       - executing any development and licensing agreements with corporate partners;

       -      developing our products;

       - manufacturing scale-up for the GlucoWatch-Registered Trademark-monitor;

       -      the FDA regulatory process; and

       -      other factors, many of which are beyond our control.

       WE DEPEND ON LICENSEES, DISTRIBUTORS AND COLLABORATIVE ARRANGEMENTS.

       Our strategy to develop, clinically test, obtain regulatory approval, manufacture and commercialize our products depends, in large part, upon our ability to selectively enter into and maintain collaborative arrangements with licensees and distributors. If we commercialize our GlucoWatch-Registered Trademark- monitor, we will depend upon Yamanouchi Pharmaceutical Co., Ltd. to market and distribute the GlucoWatch-Registered Trademark- monitor in Japan and Korea. We do not have any marketing or distribution agreements for the GlucoWatch-Registered Trademark- monitor other than the Yamanouchi collaboration. However, we are currently involved in discussions with a short list of companies about collaborating to market and distribute the GlucoWatch-Registered Trademark- monitor in the U.S., Europe and elsewhere outside Japan and Korea.

       Our licensees and distributors generally have the right to terminate product development, for any reason without significant penalty, at any time before we are granted regulatory approval. These cancelations may cause us to delay, suspend or abandon our clinical testing, regulatory filings and product development and commercialization efforts. Licensees have exercised this right in the past and we cannot assure you that current and future licensees or distributors will not exercise this right in the future. All payments to us under our licensing and distribution agreements depend on future events or sales levels, and the licensee or distributor may terminate these agreements. As a result, we cannot assure you when or if we will receive any particular payment. In the past, some of our licensees, distributors and collaborators have asked us to modify the terms of existing agreements. If a licensee or distributor stopped funding one of our products, we would either fund development efforts ourselves, enter into an agreement with an alternative licensee or distributor, or suspend further development work on the product. We cannot assure you that we would be able to negotiate an acceptable agreement with an alternative licensee or distributor.

       Additionally, we may choose to self-fund certain research and development projects in order to exploit our technologies. If these activities result in a commercial product, they will help our long-term operating results. However, any increase in self-sponsored research and development or sales and marketing activities will negatively affect our short-term operating results. Furthermore, we cannot control the resources and attention a licensee or distributor devotes to a product. As a result, we may experience delays in clinical testing, regulatory filings and commercialization efforts conducted by our licensees or distributors. We cannot assure you that our licensees or distributors will not, for competitive reasons, support, directly or indirectly, a company or product that competes with one of our products that is the subject of its license or distributor agreement with us. Furthermore, any dispute between us and one of our licensees or distributors might require us to initiate or defend against expensive litigation or arbitration proceedings. If one of our licensees or distributors terminates an arrangement, cannot fund or otherwise satisfy its obligations under its arrangements, or significantly disputes or breaches a contractual commitment, then we would likely be required to seek an alternative licensee or distributor. We cannot assure you that we would be able to reach agreement with a replacement licensee or distributor. If we were unable to find a replacement licensee or distributor, we might not be able to perform or fund the activities of the current licensee or distributor. Even if we were able to perform and fund these activities, our capital requirements would increase substantially. In addition, the further development and the clinical testing, regulatory approval process, marketing, distribution and sale of the product covered by such licensee or distributor would be significantly delayed. (See "Risk Factors - we have limited marketing and sales experience.")

       For us to be competitive, we will need to develop, license or acquire new products. Furthermore, our ability to develop and commercialize products in the future will depend, in part, on our ability to enter into collaborative arrangements with additional licensees on favorable terms. We cannot assure you that we will be able to enter into new collaborative arrangements on favorable terms, if at all, or that existing or future collaborative arrangements will succeed.

       WE DEPEND ON LICENSED PATENT APPLICATIONS AND PROPRIETARY TECHNOLOGY.

       Our success depends in large part on our ability to obtain patent protection for our products, preserve our trade secrets and operate without infringing the proprietary rights of others, both in the U.S. and abroad. Since patent applications in the U.S. are secret until issuance, and publication of discoveries in the scientific or patent literature tends to lag behind actual discovery by several months, we cannot be certain that we were the first to file our patent applications or that we will not infringe upon third party patents. We cannot assure you that any patents will be issued with respect to any of our patent applications or that any patents will provide competitive advantages for our products or will not be challenged or circumvented by our competitors.

       We also rely on trade secrets and proprietary know-how that we seek to protect, in part, by confidentiality agreements with our licensees, employees and consultants. We cannot assure you that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently developed by our competitors. Any litigation, in the U.S. or abroad, as well as foreign opposition and/or domestic interference proceedings, could result in substantial expense to us and significant diversion of effort by our technical and management personnel. We may resort to litigation to enforce our patents or protect trade secrets or know-how as well as to defend against infringement charges. A negative determination in such proceedings could subject us to significant liabilities or require us to seek licenses from third parties. Although patent and intellectual property disputes in the pharmaceutical product area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot assure you that necessary licenses would be available to us on satisfactory terms, if at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling certain of our products, and could materially adversely affect us.

       WE ARE HIGHLY LEVERAGED AND MAY BE UNABLE TO SERVICE OUR DEBT.

       As of September 30, 1999, we had indebtedness of $51.6 million. The degree to which we are leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations depends upon our future performance, which will depend upon financial, business and other factors, many of which are beyond our control. Although we believe our cash flows will be adequate to meet our interest payments, we cannot assure you that we will continue to generate cash flows in the future sufficient to cover our fixed charges or to permit us to satisfy any redemption obligations pursuant to the our indebtedness. If we cannot generate cash flows in the future sufficient to cover our fixed charges or to permit us to satisfy any redemption obligations pursuant to our indebtedness, and we cannot borrow sufficient funds either under our credit facilities or from other sources, we may need to refinance all or a portion of our existing debt, to sell all or a portion of our assets, or to sell equity securities. There is no assurance that we could successfully refinance, sell our assets or sell equity securities, or, if we could, we cannot give any assurance as to the amount of proceeds we could realize.

       In the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of our business or upon default or acceleration relating to our debt obligations, our assets will first be available to pay the amounts due under our debt obligations. Holders of common stock would only receive the assets remaining, if any, after payment of all indebtedness and preferred stock. Although we do not currently conduct operations through subsidiaries, we may elect to do so as products become commercialized. In such event, our cash flow and our ability to service debt would partially depend upon the earnings of our subsidiaries and the distribution, loaning or other payments of funds by those subsidiaries to us. The payment of dividends and the making of loans and advances to us by our subsidiaries would be subject to statutory or contractual restrictions, would depend upon the earnings of those subsidiaries and would be subject to various business considerations. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization would be effectively subordinated to the claims of our subsidiaries' creditors, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any senior indebtedness.

       WE HAVE LIMITED MARKETING AND SALES EXPERIENCE.

       We have limited experience marketing or selling medical device products. To successfully market and sell the GlucoWatch-Registered Trademark- monitor or our other products under development, we must either develop a more extensive marketing and sales force or enter into arrangements with third parties to market and sell our products. We cannot assure you that we could successfully develop a more extensive marketing and sales force or that we could enter into acceptable marketing and sales agreements with third parties. If we maintain our own marketing and sales capabilities, we will compete with other companies that have experienced and well-funded marketing and sales operations. If we enter into a marketing arrangement with a third party, any revenues we receive will depend on the third party, and we will likely have to pay a sales commission or similar amount.

       WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS.

       The design, development, manufacture and use of our products involve an inherent risk of product liability claims and associated adverse publicity. Producers of medical products may face substantial liability for damages in the event of product failure or allegations that the product caused harm. We currently maintain product liability insurance, but it is expensive and difficult to obtain and may not be available in the future on acceptable terms. We cannot assure you that we will not be subject to product liability claims, that our current insurance would cover any claims, or that adequate insurance will continue to be available on acceptable terms in the future. In the event we are held liable for damages in excess of the limits of our insurance coverage, or if any claim or product recall creates significant adverse publicity, our business, financial condition and results of operations could be materially and adversely affected.

       WE MAY NOT BE ABLE TO RETAIN OR HIRE KEY PERSONNEL.

       Our ability to operate successfully and manage our potential future growth significantly depends upon retaining key scientific, technical, managerial and financial personnel, and attracting and retaining additional highly qualified scientific, technical, managerial and financial personnel. We face intense competition for qualified personnel in these areas, and we cannot assure you that we will be able to attract and retain qualified personnel. The loss of key personnel or our inability to hire and retain additional qualified personnel in the future could adversely affect our business, financial condition and operating results.

       OUR STOCK PRICE IS VOLATILE.

       The trading price of our common stock substantially fluctuates in response to factors such as:

       - announcements by us or our competitors of results of regulatory approval filings or clinical trials or testing;

       -      developments or disputes governing proprietary rights;

       - technological innovations or new commercial products, government regulatory action, and general conditions in the medical technology industry;

       -      changes in securities analysts' recommendations; or

       -      other events or factors, many of which are beyond our control.

       In addition, the stock market in general has experienced extreme price and volume fluctuations in recent years that have particularly affected the market prices of many medical technology companies, unrelated to the operating performance of these companies. Fluctuations or decreases in the trading price of our common stock may adversely affect the market for our common stock. In the past, following periods of volatility in the market price for a company's securities, securities class action litigation often has been instituted. Such litigation could result in substantial costs and a diversion of management attention and resources, which could have a material adverse effect on our business, financial condition and operating results.

       WE DO NOT PAY DIVIDENDS.

       We have never declared or paid cash dividends on our common stock. Our current bank term loan precludes us from paying dividends to stockholders. We currently intend to retain any earnings for use in our business and therefore do not anticipate paying any dividends in the future.

       WE MAY NOT RECEIVE FDA APPROVAL.

       Although the FDA's Clinical Chemistry and Toxicology Devices Panel of the Medical Devices Advisory Committee has recommended the GlucoWatch-Registered Trademark- monitor for approval for sale in the United States with three conditions, there can be no assurance that we can meet these conditions or, if we can, that the recommendation of the Committee will convince the FDA to approve the product. There can be no assurance that the FDA will approve the GlucoWatch-Registered Trademark- monitor on the same terms, if at all.

                                  USE OF PROCEEDS

       Cygnus estimates that the net proceeds from the sale of the 166,765 shares of common stock will be approximately $2.5 million after deducting the estimated offering expenses payable by us.

       The net proceeds of this offering will be used for working capital and general corporate purposes.

                                    EQUITY LINE

       Cygnus and Cripple Creek entered into the Structured Equity Line Flexible Financing Agreement, dated as of June 30, 1999. Cygnus and Cripple Creek subsequently entered into the Amendment No. 1 to the Structured Equity Line Flexible Financing Agreement, dated as of September 29, 1999. The shares covered by this prospectus supplement are being issued under the Equity Line Agreement.

       Under the Equity Line Agreement, subject to the satisfaction of conditions, Cygnus may require Cripple Creek to purchase shares of common stock over a period of 24 months from June 30, 1999, for an aggregate purchase price of up to $30 million. Cygnus has also agreed to issue to Cripple Creek warrants to purchase 10,000 shares for every $1,000,000 in gross proceeds from the sale of common stock under the Equity Line Agreement.
 The warrants will be issued after the end of each calendar year. The warrants are exercisable for 5 years from the date they are issued at an exercise price equal to the weighted average price at which shares were sold during the preceding calendar year.

       Under the Equity Line Agreement, Cygnus, at our sole option and discretion, subject to the satisfaction of conditions and limitations, can require Cripple Creek to purchase shares of common stock for an aggregate purchase price of up to $1.5 million, and Cripple Creek, subject to the approval of Cygnus, can require Cygnus to sell it additional common stock for an aggregate purchase price of up to $1.0 million. Cripple Creek may satisfy these obligations by purchasing up to 5% more or less than the total aggregate dollar amount of these obligations. Three (3) days prior to the beginning of each monthly investment period, we are required to notify Cripple Creek of the dollar amount of common stock required to be purchased by Cripple Creek, if any, during the monthly investment period. The purchase price per share to be paid by Cripple Creek for the shares of common stock acquired under the Equity Line Agreement will equal 98% of the two lowest sales prices of the common stock during the six trading days immediately preceding the date of each notice sent to Cygnus by Cripple Creek specifying a dollar amount of shares.

       For the month of December 1999, we sent Cripple Creek notice that we were requiring Cripple Creek to purchase common stock during that month for an aggregate purchase price of $1.5, and Cripple Creek sent us notice that it would require us to sell it an additional $1.0 million worth of common stock at a floor price of $17 per share, for an aggregate purchase price of $2.5 million. Cripple Creek notified us that it intended to purchase $2.625 million, including the 5% extra described above, worth of common stock on December 14, 1999. As a result, at the closing of this additional purchase, Cripple Creek is purchasing 166,765 shares of common stock for an aggregate purchase price of $2.625 million.

                                PLAN OF DISTRIBUTION

       Cripple Creek may, from time to time, sell all or a portion of the shares:

       - on the Nasdaq National Market, or such other exchange on which the common stock may from time to time be trading;

       -      in privately negotiated transactions or otherwise;

       -      at fixed prices that may be changed;

       -      at market prices prevailing at the time of sale; or

       -      at prices related to such market prices or at negotiated prices.

       The shares may be sold by Cripple Creek by one or more of the following methods, without limitation:

       - block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

       -      purchases by a broker or dealer as principal;

       - an exchange distribution in accordance with the rules of such exchange;

       - ordinary brokerage transactions and transactions in which the broker solicits purchasers; privately negotiated transactions;

       -      short sales; and

       -      a combination of any of the above methods of sale.

       In effecting sales, brokers and dealers engaged by Cripple Creek may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from Cripple Creek, or, if any broker-dealer acts as agent for the purchaser of the shares, from the purchaser, in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with Cripple Creek to sell a specified number of shares at a stipulated price per share. To the extent a broker-dealer is unable to sell a specified number of shares acting as agent for Cripple Creek, it will purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to Cripple Creek. Broker-dealers who acquire shares as principal may resell the shares from time to time in transactions which may involve block transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with resales, broker-dealers may pay to or receive from the purchasers of the shares commissions as described above. Cripple Creek may also sell the shares in accordance with Rule 144 under the Securities Act, rather than under this prospectus.

       Cripple Creek is an "underwriter" as defined in the Securities Act of 1933 in connection with the sale of the shares offered by this prospectus. Any broker-dealers or agents that participate with Cripple Creek in sales of the shares may be considered to be "underwriters" within the meaning of the Securities Act in connection with sales in which they participate. If any broker-dealers or agents are considered to be "underwriters," then any commissions they receive and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

       From time to time Cripple Creek may engage in short sales, short sales against the box, puts and calls and other transactions in Cygnus' common stock, and may sell and deliver the shares in connection with these transactions or to settle securities loans. If Cripple Creek engages in such transactions, the price of our common stock may be affected. Under the equity line, Cripple Creek may not make any sales with the intention of reducing the price of our common stock. From time to time Cripple Creek may pledge its shares pursuant to the margin provisions of its agreements with its brokers. Upon a default by Cripple Creek, the broker may offer and sell the pledged shares from time to time.

       Cripple Creek and any other persons participating in the sale or distribution of the shares will be subject to the Securities Exchange Act of 1934 and the related rules and regulations, including Regulation M, to the extent it applies. The Exchange Act and related rules may limit the timing of purchases and sales of any of the shares by Cripple Creek or any other such person which may affect the marketability of the shares. Cripple Creek also must comply with the applicable prospectus delivery requirements under the Securities Act in connection with the sale or distribution of the shares.

       We are required to pay certain fees and expenses incident to the registration of the shares.

       We have agreed to indemnify in certain circumstances Cripple Creek against certain liabilities, including liabilities under the Securities Act. Cripple Creek has agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

       We have agreed to use our best efforts to keep the registration statement, of which this prospectus supplement and prospectus is a part, effective until the shares may be or have been sold under Rule 144(k) of the Securities Act.

                                   LEGAL MATTERS

       Certain legal matters with respect to the validity of the common stock offered hereby have been passed upon for Cygnus by Pillsbury Madison & Sutro LLP, San Francisco, California.